Zentek Provides Update on Commercial Partnerships

Guelph, ON - August 5, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, provides the following updates on its commercial agreements relating to its proprietary ZenGUARD™ antimicrobial coating.

Ekomed

On April 12, 2022, the Company announced that it had entered into a Reciprocal Supply Agreement (the "Ekomed Agreement") dated March 31, 2022, with EkoMed Global Inc. ("EkoMed"), a globally integrated manufacturer and distributor of personal protective equipment ("PPE"), pursuant to which (i) the Company will sell quantities of ZenGUARD™ coated material to EkoMed for use initially on EkoMed's surgical masks and potentially other PPE in the future, and (ii) the Company will purchase surgical masks with ZenGUARD™ manufactured by EkoMed, and resold by the Company.

Trebor

The Company entered into a licence and supply agreement with Trebor Rx Corp. ("Trebor") dated September 24, 2021 (the "Trebor Agreement") pursuant to which Trebor would manufacture surgical masks and potentially other personal protective equipment coated with ZenGUARD™. The Trebor Agreement was the Company's first revenue generating agreement, and the Company relied on Trebor to sell the product based on Health Canada authorization received on September 22, 2021, under Interim Order No.2 - #329587 - Respecting the Importation and Sale of Medical Devices for Use in Relation to COVID-19.

Since then, Zentek has announced that it has been issued a Medical Device Establishment License ("MDEL") from Health Canada (license number 18823) for the manufacture and distribution of any Class I medical devices, including any such devices with or without the ZenGUARD™ technology. The MDEL allows the Company to work with other manufacturers and distributors (such as Ekomed) inside and outside of Canada, as well as to produce and sell its own Class I medical device PPE products, rather than relying on the Trebor Agreement.

Effective, July 29, 2022, Trebor has entered into receivership, and in connection therewith, the Trebor Agreement has terminated. Based on the Ekomed Agreement, in addition to the Company being able to contract with other manufacturers and distributors pursuant to its MDEL, the Company does not expect any material loss from the termination of the Trebor Agreement or Trebor's receivership.  The company continues to seek new partnerships with other manufacturers and distributors and will announce such partnerships when appropriate.  The company also continues to work with regulators including the FDA in the United States to expand the market for PPE with ZenGUARD™.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Tyler Dunn
Tel: 306-717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.